                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Plains Resources Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.10 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  726540 50 6
                              --------------------
                                 (CUSIP Number)

                      J.B. Edrington, Corporate Secretary
                               Shell Oil Company
                              910 Louisiana Street
                              Houston, Texas 77252
                               (713) 241-6161
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              November 12, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 726540 50 6



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Shell Land & Energy Company
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,082,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     1,082,000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,082,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.1
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 726540 50 6



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Shell Oil Company
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      AF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,082,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     1,082,000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,082,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.1
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.10 par value (the "Common Stock"), of Plains Resources Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1600 Smith Street, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Shell Land & Energy Company, a Delaware corporation ("SLEC"), and by Shell Oil Company, a Delaware corporation ("Shell"). Shell is wholly-owned by Shell Petroleum Inc., a Delaware corporation, whose shares are directly or indirectly owned 60% by Royal Dutch Petroleum Company, The Hague, The Netherlands, and 40% by The "Shell" Transport and Trading Company, p.l.c., London, England. Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c., are holding companies which together directly or indirectly own securities of companies of the Royal Dutch/Shell Group of Companies, the members of which are severally engaged throughout the greater part of the world in oil, natural gas, chemicals, coal and other businesses.

         Shell and its subsidiaries are engaged, principally in the United States in the exploration for, and development, production, purchase, transportation and marketing of, crude oil and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, Shell and its subsidiaries are engaged in the exploration for, and production of, crude oil and natural gas outside the United States. Also Shell and its subsidiaries are engaged in the development, production and marketing of sulfur and carbon dioxide. SLEC is an indirect subsidiary of Shell and is engaged primarily in the business of the exploration and production of oil. SLEC and Shell are referred to herein as the "Reporting Entities."

         The address of the principal business and the principal office of SLEC and Shell is One Shell Plaza, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of SLEC and Shell. The filing of this statement on
Schedule 13D shall not be construed as an admission that Shell or SLEC or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         Neither of the Reporting Entities nor, to their knowledge, any person listed on Schedule I hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Under the terms of an Exchange Agreement executed November 12, 1997, between SLEC, Shell Western E&P Inc. and the Issuer (the "Exchange Agreement"), SLEC obtained from the Issuer in connection with an exchange of property the following securities: (a) 46,600 shares of Series D Cumulative Convertible Preferred Stock (initially convertible into an aggregate of 932,000 shares of Common Stock) (the "Preferred Stock"); and (b) a Warrant to purchase 150,000 shares of Common Stock (collectively, the "Securities"). SLEC acquired the Securities through an exchange of certain exploration and production property owned by SLEC and Shell Western E&P Inc., an indirect subsidiary of Shell, for
(i) the Issuer's rights under a certain participation agreement involving an oil and gas lease and (ii) the Securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         The transaction described in Item 3 above occurred as a result of negotiations with the Issuer. The Securities purchased by SLEC were acquired in connection with the property exchange described above and for investment purposes. SLEC intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SLEC, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         Other than as described above, neither of the Reporting Entities, nor, to their knowledge, any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs
(a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         SLEC beneficially owns and has the power to vote and dispose of 1,082,000 shares of Common Stock, representing approximately 6.1% of the shares of Common Stock outstanding (determined in accordance with Rule 13d-3).
Because SLEC is an indirect subsidiary of Shell, Shell may also be deemed to beneficially own such shares. Of these 1,082,000 shares, (a) 150,000 are issuable on exercise of the Warrant and, (b) 932,000 are issuable on the conversion of the 46,600 shares of Preferred Stock. The number of shares of Common Stock issuable upon conversion or exercise of the Warrant and the Preferred Stock is subject to adjustment pursuant to customary antidilution
provisions included in the terms of such Securities.   The rights and
preferences of the Preferred Stock are set forth in the Issuer's Certificate of Designation.

         Except as described herein, neither of the Reporting Entities, nor, to their knowledge, any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Upon the execution and closing of the Exchange Agreement pursuant to which the Securities were acquired, the Issuer and SLEC entered into a Service Agreement obligating SLEC to provide consulting services for a period of sixty days commencing November 12, 1997 unless earlier terminated by the Issuer to help familiarize the Issuer with the personnel and facilities and operation of certain properties exchanged by SLEC pursuant to the terms of the Exchange Agreement. SLEC is entitled to a fee for its services in an amount equal to a sum equivalent to the salary and wages paid by SLEC to the personnel performing the services, plus an amount equal to 33% of such salary and wages to cover payroll taxes, workers compensation expenses and pension and benefits expenses with respect to such personnel. SLEC shall provide a statement setting forth the amount due for the services within sixty days of termination of the Service Agreement.

         In addition, Exhibit A-3 of the Exchange Agreement, filed as Exhibit 6 hereto (the "Registration Rights Agreement"), provides SLEC certain registration rights relating to the underlying Common Stock of the Issuer received upon conversion of the Preferred Stock and the exercise of the Warrants. Pursuant to the Registration Rights Agreement, the Issuer is obligated to prepare and file as promptly as practicable, but in any event, within 90 days of November 10, 1997, with the Securities and Exchange Commission a shelf registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended, with respect to the shares of Preferred Stock and the shares of Common Stock into which the Preferred Stock is convertible; and (ii) a shelf registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended, with respect to the 150,000 shares of Common Stock to be received upon exercise of the Warrants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1   -    Agreement that the Schedule 13D is filed on behalf of
                          each reporting person.

         Exhibit 2   -    Certificate of Designation for 46,600 shares of
                          Series D Cumulative Convertible Preferred Stock of the Issuer.

         Exhibit 3   -    Warrant to purchase 150,000 shares of Common Stock.

         Exhibit 4   -    Service Agreement dated November 12, 1997, between
                          SLEC, Shell Western E&P Inc. and the Issuer.

         Exhibit 5   -    Exchange Agreement dated as of November 12, 1997
                          between the Issuer, SLEC and Shell Western E&P Inc.

         Exhibit 6   -    Registration Rights Agreement included at Exhibit A-3
                          of the Exchange Agreement.

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct. November 21, 1997

                                       SHELL LAND & ENERGY COMPANY



                                       By: /s/ Jack E. Little
                                          -----------------------------------
                                       Name:   Jack E. Little
                                            ---------------------------------
                                       Title:  President
                                             --------------------------------


                                       SHELL OIL COMPANY



                                       By: /s/ Jack E. Little
                                          -----------------------------------
                                       Name:   Jack E. Little
                                            ---------------------------------
                                       Title:  Executive Vice President
                                             --------------------------------

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                          SHELL LAND & ENERGY COMPANY


NAME AND BUSINESS ADDRESS              CITIZENSHIP                             POSITION AND OCCUPATION
Jack E. Little                         U.S.A.                                  Director/Chairman, President
910 Louisiana Street
Houston, Texas 77252

L. Z. Cook                             U.S.A.                                  Director, Vice President
910 Louisiana Street
Houston, Texas 77252

D. W. Strebel                          U.S.A.                                  Vice President Tax
910 Louisiana Street
Houston, Texas 77252


                        DIRECTORS AND EXECUTIVE OFFICERS
                               SHELL OIL COMPANY

NAME AND BUSINESS ADDRESS              CITIZENSHIP                             POSITION AND OCCUPATION
C.A.J. Herkstroter                     Netherlands                             Chairman
Carel van Bylandtlaan 30                                                       President and Managing Director,
2596 HR The Hague                                                              Royal Dutch Petroleum Company
The Netherlands

Joseph E. Antonini                     U.S.A.                                  Director
1800 W. Maple Road                                                             Retired Chairman, President and
Troy, Michigan 48084                                                           CEO, KMart Corporation

Rand V. Araskog                        U.S.A.                                  Director
1330 Avenue of the Americas                                                    Chairman and CEO
New York, New York 10019-5490                                                  ITT Corporation

Philip J. Carroll                      U.S.A.                                  Director, President, Chief
910 Louisiana Street                                                           Executive Officer
Houston, Texas 77252

Robert F. Daniell                      U.S.A.                                  Director
United Technologies Bldg.                                                      Retired Chairman, United
Hartford, Connecticut 06101                                                    Technologies Corporation

Jack E. Little                         U.S.A.                                  Director, Executive Vice
910 Louisiana Street                                                           President
Houston, Texas 77252

Vilma S. Martinez                      U.S.A.                                  Director
355 S. Grand Avenue                                                            Attorney (Partner)
Los Angeles, California 90071-1560                                             Munger, Tolles & Olson

Mark Moody-Stuart                      England                                 Director
Shell Centre                                                                   Chairman and Managing Director
2 York Road                                                                    The "Shell" Transport and Trading
London SEI 7NA                                                                 Company p.l.c.
England

Harold A. Poling                       U.S.A.                                  Director Emeritus
Regent Court Bldg.                                                             Retired Chairman and CEO, Ford
16800 Executive Place Drive                                                    Motor Company
Dearborn, Michigan  48126

Gordon R. Sullivan                     U.S.A.                                  Director
490 L'Enfont Plaza, S.W.                                                       President
Washington, D.C. 20024                                                         Coleman Federal

John F. Woodhouse                      U.S.A.                                  Director
1390 Enclave Parkway                                                           Chairman
Houston, Texas 77077-2099                                                      Sysco Corporation

J. M. Morgan                           U.S.A.                                  Senior Vice President - Oil
910 Louisiana Street                                                           Products
Houston, Texas 77252


NAME AND BUSINESS ADDRESS              CITIZENSHIP                             POSITION AND OCCUPATION
J. P. Parrish                          U.S.A.                                  Senior Vice President - Services
910 Louisiana Street
Houston, Texas 77252

L. E. Sloan                            U.S.A.                                  Senior Vice President - Chemical
910 Louisiana Street
Houston, Texas 77252

D. Gardy                               France                                  Vice President - Finance
910 Louisiana Street
Houston, Texas 77252

S. A. Lackey                           U.S.A.                                  Vice President and General
910 Louisiana Street                                                           Counsel
Houston, Texas 77252

B. W. Levan                            U.S.A.                                  Vice President - Human Resources
910 Louisiana Street
Houston, Texas 77252

S. C. Stryker                          U.S.A.                                  Vice President and General Tax
910 Louisiana Street                                                           Counsel
Houston, Texas 77252

S. E. Ward                             U.S.A.                                  Vice President - Government
1401 Eye Street, N.W., Suite 1030                                              Affairs
Washington, D.C. 20005


                               INDEX TO EXHIBITS

         Exhibit 1   -    Agreement that the Schedule 13D is filed on behalf of
                          each reporting person.

         Exhibit 2   -    Certificate of Designation for 46,600 shares of
                          Series D Cumulative Convertible Preferred Stock of the Issuer.

         Exhibit 3   -    Warrant to purchase 150,000 shares of Common Stock.

         Exhibit 4   -    Service Agreement dated November 12, 1997, between
                          SLEC, Shell Western E&P Inc. and the Issuer.

         Exhibit 5   -    Exchange Agreement dated as of November 12, 1997
                          between the Issuer, SLEC and Shell Western E&P Inc.

         Exhibit 6   -    Registration Rights Agreement included at Exhibit A-3
                          of the Exchange Agreement.